15026100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
APR 07 2015
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40465

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Downer & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 State Street, Suite 1210
(No. and Street)

Boston, MA 02109
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur G. Gottlieb 617-482-6200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Russell, Brier & Co. LLP
(Name – *if individual, state last, first, middle name*)

Ten Post Office Square, 6th Floor	Boston	MA	02109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Arthur G. Gottlieb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Downer & Company, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public Aug. 20, 2015

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOWNER & COMPANY, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2014

RUSSELL, BRIER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS
TEN POST OFFICE SQUARE • 6TH FLOOR
BOSTON, MA 02109
TELEPHONE (617) 523-7094 • FACSIMILE (617) 523-5967
TOLL FREE (877) 969-1040
WWW.RUSSELLBRIER.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Downer & Company, LLC
75 State Street
Boston, Massachusetts 02109

Dear Members:

We have audited the accompanying financial statements of Downer & Company, LLC (the Company), which comprise of the statement of financial position as of December 31, 2014, and the related statements of activities and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of Downer & Company, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Downer & Company, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Downer & Company, LLC's financial statements.

The Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements under Rule 15c3-3 are the responsibility of the Company's management.

Our audit procedures included determining whether the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements under Rule 15c3-3 reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements under Rule 15c3-3.

In forming our opinion on the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements under Rule 15c3-3, we evaluated whether the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements under Rule 15c3-3, including its form and content, is presented in conformity with the objective states in Rule 17a-5(g) in making the periodic computation of aggregate indebtness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exempted provisions of Rule 15c3-3.

In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements under Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

For the year ended December 31, 2013, the financial statements of Downer & Company, LLC was audited by another accounting firm who issued a report dated February 26, 2014 and expressed an unmodified opinion on those financial statements.

Russell, Brier & Co. LLP

Certified Public Accountants
Boston, Massachusetts

March 5, 2015

DOWNER & COMPANY, LLC
STATEMENTS OF FINANCIAL POSITION
DECEMBER 31, 2014 AND 2013

ASSETS

	2014	2013
Current Assets		
Cash and cash equivalents	$ 3,226,401	$ 1,756,938
Accounts receivable	2,701,397	1,570,733
Prepaid expense	29,490	60,086
Total current assets	5,957,288	3,387,757
Fixed Assets - at cost, net of accumulated depreciation	305,844	186,369
Other Assets		
Investments	-	41,566
Prepaid taxes	98,555	3,998
Deposits	222,146	171,722
Total other assets	320,701	217,286
Total assets	$ 6,583,833	$ 3,791,412

LIABILITIES AND MEMBERS' EQUITY

	2014	2013
Current Liabilities		
Accounts payable	$ 73,865	$ 68,064
Accrued expenses	16,234	53,225
Accrued payroll and vacation obligation	104,416	155,895
Accrued taxes	104,692	118,920
Accrued profit sharing	278,264	-
Payroll withholding & taxes	87,955	118,999
Total current liabilities	665,426	515,103
Total Liabilities	665,426	515,103
Partners' Equity	5,918,407	3,276,309
Total Liabilities and Partners' Equity	$ 6,583,833	$ 3,791,412

See accompanying notes.